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SEC FILE NUMBER
8-51895

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 AND ENDING 03/31/22

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ferretti Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O Accounting & Compliance International - 77 Water Street, Suite 1604

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	(212) 668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich, Ende, Malter & Co. LLP

(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Flr60	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis Woods_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ferretti Group, Inc_____, as of March 31_____, 2 022____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ CEO

Notary Public

GINGER STROUD
Notary Public - State of New York
NO. 01ST6172952
Qualified in Richmond County
My Commission Expires

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FERRETTI GROUP, INC.

Statement of Financial Condition

March 31, 2022

FERRETTI GROUP, INC.
MARCH 31, 2022

Table of Contents



1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Offices in New York City, Long Island & New Jersey

Report of Independent Registered Public Accounting Firm

To the Stockholders' of
Ferretti Group, Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ferretti Group Inc. as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ferretti Group Inc. as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ferretti Group Inc.'s management. Our responsibility is to express an opinion on Ferretti Group Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ferretti Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RAICH ENDE MALTER & CO. LLP

We have served as Ferretti Group, Inc.'s auditor since 2022.
New York, New York
May 25, 2022

PrimeGlobal | *An Association of Independent Accounting Firms*

FERRETTI GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Cash	$	43,365
Secured demand note receivable from subordinated lenders		250,000
Due from broker		260,282
Commissions receivable		239,327
Other assets		55,903
TOTAL ASSETS	$	848,877

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	287,340
Secured demand note payable from subordinated lenders		250,000
TOTAL LIABILITIES		537,340

COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 5)

STOCKHOLDERS' EQUITY: (NOTE 7)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	10,000
Additional paid-in capital	14,644
Retained earnings	286,893
TOTAL STOCKHOLDERS' EQUITY	311,537
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 848,877

See Accompanying Notes to Financial Statement

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Ferretti Group, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2022.

Revenue Recognition
Commissions: The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. the Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The company had commissions receivable of $239,327 and $231,642 at March 31, 2022and 2021, respectfully.

Rebates: The Company earns rebates from directing orders for trade execution which are reflected in the financial statement on a trade date basis. The Company had rebates receivable of $39,742 and $45,920 at March 31, 2022 and 2021, respectively.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (continued)
The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of March 31, 2022. The Company is not currently under audit for by any tax jurisdiction. Interest and penalties, if any, on uncertain tax positions would be recorded as interest expense.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Credit Losses
The Company complies with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 Impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company's revenues, including but not limited to the commissions and rebate receivable, are impacted by the guidance.

NOTE 3 – RECEIVABLES AND PAYABLES TO CLEARING BROKERS:
The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements. At December 31, 2021, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of expenses and other clearing charges.
The amounts receivable from the Clearing Brokers as of December 31, 2021 consist of the following:
   Clearing deposits $ 200,000
   Cash held in accounts at Clearing Brokers $ 60,189
   Fees and commissions receivable $93
   Margin interest and clearing charges payable -$260,282

Pursuant to clearance agreements with the Clearing Brokers, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers. The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset to commission income.

NOTE 4 – SECURED DEMAND NOTE PAYABLE AND RECEIVABLE FROM SUBORDINATED LENDERS:

The Company entered into a Subordinated Loan Agreement ("SLA") on January 31, 2019 with two of the shareholders of the Company ("Lenders") in the amount of $250,000. The SLA had a scheduled maturity date of January 31, 2022, with the maturity date automatically extended an additional year, unless the Lenders notify the Company and FINRA that the SLA will be terminated. As of March 31, 2022, the maturity date is January 31, 2023. The amount due to the Lenders is shown as Secured demand note payable from subordinated lenders on the Statement of Financial Condition. The SLA was approved by FINRA on February 14, 2019.

In connection with the SLA, the Company and the Lenders entered into a Secured Demand Note Collateral Agreement ("SDNCA") whereby the Lenders pledged to the Company equity securities with a value in excess of $250,000 as collateral for payment of the subordinated loan under the SLA. The securities are required to be held in a segregated account with the Company's clearing broker for the benefit of the SLA and the Lenders. As of March 31, 2022, the value of securities held in the collateral account was $744,462. The Company has recorded a Secured demand note receivable from the subordinated lenders on the Statement of Financial Condition in the amount of $250,000 related to the collateral being held in accordance with SDNCA.

Under the SEC's uniform net capital rule, the Subordinated Loan is an adjustment allowed which increases net capital.

NOTE 5 – PROFIT SHARING PLAN:

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company made no employer contributions for the year ended March 31, 2022 and has no liability to the plan as of March 31, 2022.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK:

<u>Cash</u>
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2022, the amount in excess of insured limits was $0.

NOTE 7 – FINANCIAL STATEMENTS WITH OFF BALANCE SHEET CREDIT RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

NOTE 7 – FINANCIAL STATEMENTS WITH OFF BALANCE SHEET CREDIT RISK (CONTINUED):

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 8 – FIXED ASSETS:

Fixed assets consisted of the following as of March 31, 2022:

		Useful Life
Fixed Assets	$ 33,682	5 years
Less: Accumulated depreciation	33,682	
Net fixed assets	$ -	

Fixed assets are included in "other assets" in the statement of financial condition.

Depreciation expense for the year ended March 31, 2022 was $2,241 and included in the other expenses on the statement of operations.

NOTE 9 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2022, the Company had net capital of $500,517, which was $481,361 in excess of its required net capital of $19,156. The Company's percentage of aggregate indebtedness to net capital was 57%.

NOTE 10 – COVID-19:

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2022. COVID-19 continues to adversely impact global commercial activity and has contributed to significant volatility in financial markers. The Company 's business operations and revenue sources have not been significantly impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 11 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions through May 25, 2022 which is the date the financial statement were available to be issued.